SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center Amsterdam Airport

Schiphol Boulevard 217

1118 BH Schiphol Airport, Amsterdam

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of December 2011

List of Exhibits:

1.	News Release entitled, “CNH Invests in New Manufacturing Plant in China”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

December 27, 2011

Exhibit 1

FOR IMMEDIATE RELEASE

For more information contact:

CNH Corporate Communications	+1 (630) 887-3823

CNH Invests in New Manufacturing Plant in China

BURR RIDGE, IL – (December 23, 2011) – CNH Global N.V. (“CNH”), a worldwide leader in the agricultural and construction equipment business and part of Fiat Industrial, announced today it will build a new manufacturing plant in Harbin, in the Heilongjiang Province, northeast China, with an initial investment of USD 90 million.

The new facility, which is planned to be 400,000 m2, will produce high horsepower tractors, combine harvesters and other machinery featuring advanced technology. With this investment, CNH will expand its manufacturing base in China, where it currently assembles high horsepower tractors and other agricultural equipment in Harbin, and operates a manufacturing plant dedicated to low and medium horsepower tractors in Shanghai.

Richard Tobin, current CFO of CNH who will take over as President and CEO in January 2012, commented: “China is a very important market for us and we strongly believe in its potential. CNH has invested in this country for more than 100 years, when the first International Harvester tractor was imported to China. We have since steadily developed our relationship with China and will continue to invest to ensure our customers have access to our best technologies and expertise.”

Today, CNH is a Chinese market leader in high horsepower tractors and harvesting equipment through its two agricultural brands, Case IH and New Holland Agriculture. CNH is also present in China’s construction equipment industry primarily through the distribution of Case excavators, backhoe loaders, skid steer loaders and other equipment. The investment in a new manufacturing base will further strengthen CNH’s position in China and will enable its agricultural equipment brands to contribute to the mechanization of the country’s fast developing agriculture sector.

###

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.